SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem announces an ambitious program
of competitive improvement

Braskem+ identifies a number of initiatives that will generate potential gains of R$ 420 million on an annual and recurring basis, positioning Braskem internationally as a model of operational excellence

São Paulo, November 10, 2004 - BRASKEM S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), the leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, announced today more detailed information on its operational excellence program: Braskem+ .

Braskem has already begun to reap the first benefits from Braskem+, an operational excellence program designed to position Braskem among the most competitive petrochemicals companies in the world. Braskem+ is a multi-year competitiveness program that Braskem began to implement this year and that is expected to generate incremental gains for Braskem, which gains are expected to reach an estimated value of R$420 million by 2007, on an annual and recurring basis. By the end of 2004, the initiatives that have already been implemented and that are being implemented under the Braskem+ program are expected to result in gains of approximately R$ 60 million, on an annualized basis.

Braskem+ may be a potential source of value creation that is more important than the synergies that resulted from Braskem’s operational and corporate integration process, which synergies in an aggregate amount of R$330 million on an annual and recurring basis are expected to be captured in full by the end of 2004. “The Braskem+ program that we are presenting to the market today establishes levels of competitiveness and productivity that are consistent with Braskem’s goal to become a world-class Brazilian company and completely in line with the growth prospects of the company,” José Carlos Grubisich, President of Braskem, affirmed.

The program identifies 218 specific initiatives, each with their own performance goals and implementation schedules, and plans to use the same methodology for accompanying and evaluating the results that was used successfully in respect of the implementation of the synergies. Of the total of R$420 million in potential gains that have been identified, R$125 million are expected to be obtained without any investment and the remaining R$295 million are expected to require investments of approximately R$330 million over the next three years.

These initiatives were identified based on a broad and careful analysis by Braskem between July 2003 and the middle of 2004 with the assistance of a leading international consulting firm. This work consisted of comparing the performance of Braskem’s operating units against the best practices among petrochemical companies, worldwide. A number of opportunities for improvement were identified relating to different factors, including increasing the productivity of raw materials and operational reliability, reducing fixed and variable costs and increasing utilities productions (energy, steam, etc.), among others.

Together with the improvements in competitiveness through the Braskem+ program, the other two legs in the tripod that support Braskem’s growth strategy also include a highly dynamic process of innovation through the development of new products and applications, and the expansion of Braskem’s production capacity, including through the construction of new industrial plants. In respect of innovation, it is important to note the recent launching of new polypropylene resins for non-carbonated beverages, disposable cups, containers for cheese and fiber-cement roofing and water storage systems, as well as polyethylene manufactured with metallocene catalysts for high-performance packaging and PVC for windows and window casings.

In relation to increases in production capacity, Braskem intends to increase its production by approximately 1.2 million tons per year between 2004 and 2007, including through debottlenecking initiatives in almost all of its industrial plants at competitive prices and a project to construct a new polypropylene plant in Paulínia, with an estimated capacity of 300,000 tons per year, which project is in the final stages of discussion. By the end of the decade, Braskem expects that more than 600,000 tons of polyethylene per year will be available as a result of a gas-chemical complex to be built near the border with Bolívia.

“The combination of production capacity increases and of the efforts made to position Braskem among the most competitive petrochemical companies in the world reflects an important competitive advantage for the company, capable of increasing its profitability and its capacity to create value,” concluded Mr. Grubisich.

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Braskem, a world-class Brazilian petrochemical producer, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian-owned private industrial companies. With 13 manufacturing plants located throughout Brazil, the Company has an annual production capacity of 5.7 million tons of chemical and petrochemical products.

For additional information, please contact:

Vasco Barcellos	José Marcos Treiger	Luiz Henrique Valverde
IR Manager	IR Officer	IR Manager
Tel: (55 11) 3443 9178	Tel: (55 11) 3443 9529	Tel: (55 11) 3443 9744
vasco.barcellos@braskem.com.br	jm.treiger@braskem.com.br	luiz.valverde@braskem.com.br

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2004

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer